September 10, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Krebs, Special Counsel

Jan Woo, Legal Branch Chief

Office of Technology

Re:	Greenidge Generation Holdings Inc.

Registration Statement on Form S-1

File No. 333-259247

Dear Ms. Krebs:

Reference is made to the Registration Statement on Form S-1 (File No. 333-259247) (the “Registration Statement”) filed by Greenidge Generation Holdings Inc. (“Greenidge”) with the U.S. Securities and Exchange Commission (the “Commission”) on September 1, 2021.

Greenidge hereby requests that the Registration Statement be declared effective at 4:00 p.m. Eastern Time on September 14, 2021, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact Christopher M. Zochowski at (202) 508-8010. Please notify Mr. Zochowski when this request for acceleration of effectiveness of the Registration Statement has been granted.

*****

Very truly yours,

/s/ Jeffrey E. Kirt
Jeffrey E. Kirt
Chief Executive Officer

cc:	Christopher M. Zochowski – Shearman & Sterling LLP

Alan Bickerstaff – Shearman & Sterling LLP

David Ingles – Pillsbury Winthrop Shaw Pittman LLP